CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

April 4, 2014

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendments to Registration Statements for the Pacific Select Survivorship VUL (333-153022), Pacific Select Excel Survivorship VUL (333-153022) and M’s Versatile Product VUL Survivorship 3 (333-153027) variable life insurance policies, funded by the Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563).

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received March 11, 2014 in connection with the above referenced Post-Effective Amendments on Form N-6, filed February 7, 2014. Our responses apply to all of the Registration Statements referenced above, unless otherwise indicated below. Page numbers referenced below are from the Pacific Select Survivorship VUL (“PS SVUL”) prospectus, unless otherwise indicated below.

Staff Comments: General Comments.

1. Please explain, supplementally, that Pacific Select Estate Preserver VI (“SEP VI”) will no longer be offered after the enhanced versions receive approval in all states seeking approval.

Response: SEP VI will be available for purchase in each state where PS SVUL is not yet approved. Once the new PS SVUL is approved in a certain state, SEP VI will be discontinued within that state. In no event will both policies be available for purchase at the same time for any prospective purchaser.

2. Please provide all missing information, including all exhibits, prior to the effective date of the Post-Effective Amendments to the registration statements.

Response: We hereby confirm that any missing information, including any exhibits, will be included and filed prior to the effective date of the Post-Effective Amendments to the registration statements.

Staff Comment: Fee Tables.

3. (p. 7-11). Please explain, supplementally, why the fee table examples of characteristic Insureds describe two lives.

Response: PS SVUL is a last survivor policy that insures the lives of two people. Therefore, for all applicable charges, we illustrate two representative Insureds under the Amount Deducted section of the Fee Tables.

4. (p. 9-10 & p. 32-36). The Flexible Duration No-Lapse Guarantee Rider (“FDNLG”) indicates there are three three-part charges for the rider. However, the fee tables only describe an NAR Based Rider charge and a Face Based Rider charge. Please review or revise as necessary, the differences.

Response: We have revised the Fee Tables and Rider disclosure to correctly and uniformly refer the two Rider charges as the No-Lapse Monthly Charge Deduction and Alternative No-Lapse Monthly Deduction. We have eliminated all references to the Accumulated Value charge in the prospectus.

a. (p. 9). Under the Charge section of the Fee Tables the FDNLG rider indicates there is an NAR Based Rider Charge. Please explain, supplementally, if there is or isn’t a difference between the Net Amount At Risk.

Response: The NAR Based Rider charge is now correctly and uniformly referred to as the No-Lapse Monthly Charge Deduction to more accurately reflect one of the two charges under the FDNLG Rider. We have changed the disclosure accordingly.

5. (p. 7-11). Under the When Charge is Deducted column of the Fee Tables, there are several instances indicating there is “No charge” or “Not applicable.” Please explain, supplementally, if there is or isn’t a difference.

Response: There is no difference between the terms. For purposes of clarity, we will eliminate “no charge” and use only “not applicable.”

6. (p. 10-11). Since the charge is deducted at exercise of benefit, please consider moving the following Riders, to Table 1-Transaction Fees from Table 2-Periodic Charges Other Than Fund Operating Expenses: Conversion Rider, Policy Split Option Rider, Premier Living Benefits Rider-Last Survivor and Terminal Illness Rider-Last Survivor.

Response: Because we do not consider fees and charges associated with Optional Benefit Riders to be transaction charges, we respectfully decline to make the this change.

Staff Comment: Optional Riders and Benefits.

7. (p. 29). Under the Allowable Investment Options list, the first sentence of the first paragraph states, “By adding certain optional benefit Riders to your Policy, you agree to the above referenced investment allocation requirements for the entire period that you own a Rider.” Please clarify the investment allocation requirement specific to the FDNLG rider only.

Response: FDNLG offers an additional investment option, the indexed account, rather than an additional restriction.

a. (same paragraph-Reservation of rights language) The prospectus reserves the right to reject certain investment allocation changes. Please consider making this disclosure more prominent.

Response: We have made the following disclosure bold:

We reserve the right to add, remove or change allowable Investment Options at any time. We may make such a change due to a fund reorganization, fund substitution, to help protect our ability to provide the guarantees under these Riders, or otherwise. If such a change is required, we will provide you with reasonable notice (generally 90 calendar days unless a different notice period is required) prior to the effective date of such change to allow you to reallocate your Accumulated Value to maintain your Rider benefits. If you do not reallocate your Accumulated Value your Rider will terminate.

8. (p. 30). Under the list of the types of riders available under the Policy, please clarify the investment restrictions that apply to this Rider.

Response: same as above, FDNLG has an additional fund available to it, rather than additional restrictions.

Staff Comment: Conversion Rider.

9. (pp.30, 37). At the beginning of each of the descriptions of the Conversion Rider, please provide general disclosure regarding what the rider actually does.

Response: We added the following disclosure to the beginning of each applicable rider section:

The Conversion Rider allows you to convert certain eligible coverages into a new Policy.

Staff Comment: FDNLG Rider.

10. (p. 32). Please provide a clearer explanation of the following terms and consider including them in the glossary; basic fund, excess fund and net basic premium.

Response: We have added definitions of the above referenced terms to the beginning of the description of the FDNLG rider.

Rider Terms:

Net Basic Premium –equals the Basic Premium reduced by applicable fees and charges.

Basic Fund –receives Net Basic Premium, less any withdrawals or accelerated death benefit payments.

Excess Premium –equals the portion of each Premium Payment received in a Policy year in excess of the Basic Premium.

Excess Fund –receives Net Excess Premium, less any withdrawals or accelerated death benefit payments.

No Lapse Guarantee Value subsection of the FDNLG Rider

a. (p. 32-33) The No-Lapse Guarantee Loan Account Value appears to be the same as the definition of Loan Account Value under the Policy. Please clarify if this is or isn’t the same term.

Response: The No-Lapse Guarantee Loan Account Value is the same as the Loan Account Value under the Policy, but is used to define a single No Lapse Guarantee Value that includes the effect of loans in determining whether the No-Lapse Guarantee Value is in effect or not.

b. (p. 32-33) Please bold the “Note:” paragraph of the No Lapse Guarantee Value subsection.

Response: We will bold the following:

Note: The No-Lapse Guarantee Value is tracked only for the purpose of determining if the No Lapse Guarantee is in effect. The value, including any Accumulation Amounts added to the No-Lapse Guarantee Value, is not added to the Policy’s Cash Value, and as such cannot be withdrawn or loaned against. Further, in the case of policies under Death Benefit Option B or those policies subject to the Minimum Death Benefit, the No Lapse Guarantee Value is not used in the determination of the Death Benefit under the policy.

11. (p. 33). In Example 1: Assumptions, under the last 2 bullet points, there are two terms; no lapse premium load and excess premium load with charges of 15% and 10%, respectively. These terms are not defined and appear to not be included in the fee tables. Please confirm that these are somehow represented in the fee tables.

Response:   We have added definitions of both loads. However, they are not represented in the fee tables because they are not charges that are actually assessed against the Policy value. Rather, they are shadow-account charges used only to calculate the No-Lapse Guarantee Value and to determine whether or not the No-Lapse Guarantee is in effect.

12. (p. 34-35). On the top of page 34, the No-Lapse Monthly Charge Deduction is shown including five charges. Under the Effect of Policy Values subsection the Rider charge is made up of 3 parts. Further, the fee tables appear to describe other sets of charges. Please clarify these points to make them consistent.

Response: As correctly disclosed (but incorrectly named) in the Fee Tables, there are only two FDNLG charges assessed against Policy value, namely the No-lapse Monthly Charge Deduction and the Alternative No-Lapse Monthly Deduction. As correctly disclosed (and correctly named) on page 34, each of these two charges is comprised of several components. The Example that begins at the bottom of page 35 and continues at the top of page 36 contained incorrect nomenclature for the two charges and added an accumulated value charge that does not apply. We have made the following revisions to provide consistent and correct use of terminology: in the fee-tables, we have changed the names of the two applicable charges; in the example, we have corrected the names of the charges and eliminated the line that discussed the Accumulated Value charge. Accordingly, the revised disclosure in the Fee Table, the FDNLG charge monthly charge breakdown on page 34 and the disclosure in the example are consistent.

The No-Lapse Monthly Charge Deductions are used to determine the No-Lapse Guarantee Value, which is only used to determine if the No-Lapse Guarantee is in effect.

The Rider Charge, which is made up of two parts, is the cost of providing the No-Lapse Guarantee Value benefit and is thus charged against Policy values.

Staff Comment: Premier Living Benefits Rider-Last Survivor and Terminal Illness Rider-Last Survivor.

13. (pp.38, 41). Please begin by stating plainly what each Rider does.

Response:

Premier Living Benefits Rider-Last Survivor

The Premier Living Benefits Rider-Last Survivor provides protection from the financial impacts of becoming chronically ill by providing acceleration of a portion of the Death Benefit in the event that you become chronically ill.

Terminal Illness Rider-Last Survivor

The Terminal Illness Rider-Last Survivor provides protection from the financial impacts of having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less by providing acceleration of a portion of the Death Benefit.

Staff Comment: Persistency Credit.

14. (p. 48-49). Please clarify whether the amount of the credit is added to the Policy’s Accumulated Value for purposes of optional Riders.

Response: We will make the following change to the “Persistency Credit” section on page 49:

Beginning on your 11th Policy Anniversary and on each Policy Anniversary thereafter, we may credit your Policy’s Accumulated Value with a persistency credit.

Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ Charlene Grant

Charlene Grant